

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2023

Cynthia Lo Bessette
President
Fidelity Wise Origin Bitcoin Trust
c/o FD Funds Management LLC
245 Summer Street V13E
Boston, MA 02210

> **Re: Fidelity Wise Origin Bitcoin Trust**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed December 8, 2023**
> **File No. 333-254652**

Dear Cynthia Lo Bessette:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 6, 2023 letter.

Amendment No. 2 to Registration Statement on Form S-1

General

1. Refer to your response to comment 2. Please describe the AML, KYC and any other procedures conducted by the Trust and the Sponsor in connection with purchasing bitcoin with the cash received from cash creations and in connection with selling bitcoin either for cash redemptions or to pay the expenses of the Trust. In this regard, we note your disclosure on page 28.

Cover Page

2. Refer to your response to comment 3. Please revise to identify the initial Authorized Participant as an underwriter, disclose that you are offering an indeterminate number of shares and disclose the termination date of the offering, if any.

Prospectus Summary

Overview of the Trust, page 1

3.   Please revise your Prospectus Summary to disclose, if true, that:
- The Trust, the Sponsor and the service providers will not loan or pledge the Trust's assets, nor will the Trust's assets serve as collateral for any loan or similar arrangement; and
- The Trust will not utilize leverage, derivatives or any similar arrangements in seeking to meet its investment objective.

Risk Factors

Risks Associated with Investing in the Trust

The Trust's Custodian could become insolvent or become subject to a receivership, page 32

4.   Please revise this risk factor to address the risks associated with having to replace the Custodian. Please also revise to address the risks associated with business failure or interruption, default, failure to perform, security breach or other problems affecting the Custodian.

The Trust and Bitcoin Prices

Description of the Index Construction and Maintenance, page 54

5.   Refer to your response to comment 19. You state on page 56 that "[t]he Index market value is the volume-weighted median price of bitcoin in U.S. dollars over the previous sixty minutes, which is calculated by (1) ordering all individual transactions on eligible spot markets over the previous sixty minutes by price, and then (2) selecting the price associated with the 50th percentile of total volume." Please revise to disclose the pricing window used to determine NAV in connection with redemptions and creations by disclosing the "previous sixty minutes" used in the calculation of NAV. For example, disclose whether the "previous sixty minutes" refers to 3:00 p.m. ET to 4:00 p.m. ET.

Calculation of NAV, page 57

6.   We continue to evaluate your response to prior comment 22 and may have further comment.

7.   We note your revised disclosure on page 58 regarding the calculation of the intraday indicative value. Please revise to disclose how the Blockstream Crypto Data Feed Streaming Level I is calculated.

8.   Refer to your response to comment 21. Please revise your disclosure on page 58 to describe the policies and criteria that the Sponsor's Valuation Committee has in place to select an alternative valuation method to calculate the net asset value of the Trust.

<u>Additional Information About the Trust</u>
<u>The Trust's Fees and Expenses, page 59</u>

9.   We note your revised disclosure on page 59 regarding the sale of bitcoin to pay for the Trust's expenses and liabilities and the Trust's purchase of bitcoin. Please revise to disclose the methodology of the Trust's sales and purchases of bitcoin, including whether the Trust will pay the transaction cost of the sale when sold to pay for the Trust's expenses and liabilities, such as the Sponsor fee. In addition, please revise to clarify whether the Trust will use a liquidity provider, such as a prime broker. If so, please disclose whether a portion of the Trust's bitcoin may be held with the liquidity provider and, if so, what portion.

<u>The Trust's Service Providers</u>
<u>The Sponsor, page 62</u>

10.   Refer to your response to comment 25. Please revise to clarify the Sponsor's experience related to crypto assets by clarifying what you mean by "significant experience."

<u>Custody of the Trust's Assets</u>
<u>Key Storage, page 64</u>

11.   Refer to your response to comments 11 and 26. Please revise here and on page 7 to disclose the percentage of private keys held in cold storage. In addition, please revise your disclosure on page 65 to describe any instructions the Sponsor has given to the Custodian regarding air drops and forks.

<u>Plan of Distribution</u>
<u>Authorized Participants, page 67</u>

12.   Refer to your response to comment 27. Please revise to identify by name all of the Authorized Participants with which you have an agreement at the time of effectiveness of the registration statement.

<u>Creation and Redemption of Shares, page 68</u>

13.   Refer to your response to comment 29. We note your disclosure on page 69 that "[t]he Authorized Participant or its designee will normally send the required bitcoin in an 'on chain' transaction over the Bitcoin network." Please revise to clarify what you mean by "normally." In addition, we note your revised disclosure on page 70 that "[i]n circumstances where purchase orders are due before 4:00 p.m. EST, Authorized Participants will not know the total Basket Deposit at the time they submit a purchase order for the Basket." Please revise to disclose the circumstances in which purchase orders will not be due before 4:00 p.m. EST.

14.   Refer to your response to comment 30. Please revise to disclose that the Authorized Participant's designee is required to have an account with the Custodian in connection with in-kind creations. In addition, please disclose whether and under what circumstances the Authorized Participant will utilize an affiliate or third-party to transfer bitcoin to or receive bitcoin from the Custodian in connection with creations and redemptions.

15.   You disclose in this section that the creation and redemption of shares may be done in cash or in-kind. With respect to in-kind creations and redemptions, please revise here, in your risk factors and in the summary to address the following:
   • Please describe the risk that any registered broker-dealer that participates in the in-kind creation or redemption of shares for bitcoin may be unable to demonstrate compliance with the applicable requirements of the federal securities laws, including the Financial Responsibility Rules; and
   • Please also describe the potential consequences to the broker-dealer, its customers and shareholders of the Trust if any such broker-dealer is unable to comply with the federal securities laws, including the Financial Responsibility Rules, in connection with in-kind creation and redemption transactions.

16.   Please revise to add disclosure clarifying whether the Authorized Participant bears the risk of bitcoin price movements with respect cash creations and redemptions. Please add related risk factor disclosure as appropriate.

17.   Please revise to disclose the impact of the use of cash creations and redemptions on the efficiency of the arbitrage mechanism and how this compares to the use of in-kind creations and redemptions.

18.   We note that with respect to in-kind creations and redemptions, your disclosure indicates that deposits and withdrawals of bitcoin will be directly to/from the Custodian without the use of an intermediary. Please revise your disclosure to confirm the lack of aggregation in orders, whether that will result in higher costs, and whether there will be any impact on the efficiency of the creation and redemption process. Please add related risk factor disclosure as appropriate.

Creation Procedures, page 69

19.   Refer to your response to comment 30. Please revise to disclose a detailed description of the mechanics of cash creations and redemptions, including what happens in situations in which the value of bitcoin changes between the time of the Cash Creation Orders and Cash Redemption Orders and how the Trust purchases and sells bitcoin in connection with cash creations and cash redemptions.

Suspension of Orders, page 72

20.   Refer to your response to comment 32. Please disclose how you will notify Shareholders if the Trust has suspended creations and redemptions.

Governing Law; Consent to Delaware Jurisdiction, page 81

21.   Refer to your response to comment 55. We note your disclosure on page 81 that "the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the 1933 Act, or the rules and regulations promulgated thereunder." Please revise to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In this regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

        Please contact Kate Tillan at 202-551-3604 or Michelle Miller at 202-551-3368 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Crypto Assets

cc: Morrison C. Warren